UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Call for General Shareholders’ Meeting, dated May 2, 2025	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267

www.grifols.com

THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL.

GRIFOLS, S.A.

ORDINARY GENERAL SHAREHOLDERS' MEETING

The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the “Company”) to the Ordinary General Shareholders' Meeting that will be held on first call, at the Company's registered office, that is, Parque Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158, 08174 Sant Cugat del Vallès, Barcelona, at 12:00 a.m. CET on June 4, 2025, and at the same place and time, on June 5, 2025, on second call.

The Board of Directors has also resolved to approve the possibility to attend the Ordinary General Shareholders' Meeting by telematic means, by remote, simultaneous and bidirectional connection, in accordance with the provisions of the Articles of Association and the Regulations of the General Shareholders' Meeting of the Company.

The General Shareholders' Meeting will be held in accordance with the following:

Agenda

First.	Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2024.

Second.	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2024.

Third.	Review and approval, as the case may be, of the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2024.

Fourth.	Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2024.

Fifth.	Appointment of Deloitte Auditores, S.L. as the independent assurance services provider (verificador de la información sobre sostenibilidad) of the Company and its consolidated group to carry out the assurance of sustainability information (para realizar la verificación de la información sobre sostenibilidad) corresponding to fiscal years 2025-2027, inclusive, subject to certain conditions precedent.

Sixth.	Dismissal, resignation and re-election and/or appointment or ratification, as the case may be, of the members of the Board of Directors. Modification, if applicable, of the number of members of the Board of Directors:

6.1.	Information on the non re-election of Mr. Thomas Glanzmann to his position as a member of the Board of Directors.

6.2.	Amendment of the number of members of the Board of Directors.

6.3.	Re-election of Mr. Víctor Grifols Deu as a member of the Board of Directors.

6.4.	Ratification of the appointment by co-option of Mr. Pascal Ravery as a member of the Board of Directors.

6.5.	Ratification of the appointment by co-option of Mr. Paul S. Herendeen as a member of the Board of Directors.

Seventh.	Amendment of article 7 of the Regulations of the General Shareholders' Meeting.

Eighth.	Consultative vote on the Annual Remuneration Report.

Ninth.	Approval of the directors' remuneration policy of the Company. Tenth. Approval of a 2025 Equity Incentive Plan.

Eleventh.	Approval of an inconsistency correction with respect to the stock options over Company shares granted to Mr. Thomas Glanzmann, approved by the General Shareholders' Meeting on 16 June 2023.

Twelfth.	Authorization to the Board of Directors to call, if necessary, Extraordinary General Shareholders' Meetings of the Company with at least 15 days in advance, in accordance with article 515 of the Capital Companies Act.

Thirteenth.	Authorization for the derivative acquisition of treasury stock, revoking and leaving without effect the authorization agreed by the Ordinary General Shareholders' Meeting of October 9, 2020.

Fourteenth.	Granting of authorities to formalize and execute the resolutions passed by the General Shareholders' Meeting.

It is stated that, pursuant to the provisions of the Company's Articles of Association, only the shareholders who hold Class A shares will have the right to vote on the items included in the agenda.

Supplement to the call and filing of new resolution proposals

Pursuant to the provisions of article 519 of the Capital Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the Company's share capital may request the publication of a supplement to this call, including one or more items on the agenda, and filing well-founded resolution proposals on matters already included or that should be included on the agenda, provided that the new items are duly justified or accompanied, as appropriate, by a substantiated resolution proposal. This right may be exercised by means of a verifiable notice that must be received at the registered office of the Company, within five days following the publication of this notice of call or, as the case may be, of the supplement to the call. Such notice must provide evidence of the identity of the shareholders exercising such right and the number of shares they currently hold, as well as the items that, as the case may be, should be included on the agenda, and must be accompanied by all relevant documents.

Right to information

As from the date hereof, any shareholder will have the right to examine at the registered office of the Company (Parque Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158, 08174, Sant Cugat del Vallès, Barcelona), to look up on the corporate web page (www.grifols.com), and to obtain or request the immediate delivery of the following documents, free of charge:

(i)	Proposed resolutions corresponding to each of the items included on the agenda of the General Shareholders' Meeting;

(ii)	The Company's individual and consolidated annual accounts for the fiscal year ended on December 31, 2024, together with the corresponding management and audit reports (the consolidated management report includes the consolidated non-financial information statement with the corresponding verification report);

(iii)	The report issued by the Appointments and Remuneration Committee on the prior analysis of the Company's Board of Directors' required competences;

(iv)	The relevant reports issued by the Appointments and Remuneration Committee and the Board of Directors concerning the proposals for the ratifications and re-election of directors referred to in the sixth item of the agenda;

(v)	Professional profiles and biographies of the directors whose ratifications or re-election are proposed to the General Shareholders' Meeting;

(vi)	Complete text of the amendment to the Regulations of the General Shareholders' Meeting and the relevant Board of Directors' report justifying such proposal referred to in the seventh item of the agenda;

(vii)	The proposal of the directors' remuneration policy referred to in the ninth item of the agenda and the relevant report issued by the Appointments and Remuneration Committee;

(viii)	The annual corporate governance report for the fiscal year ended on December 31, 2024;

(ix)	The annual report on the directors' remuneration;

(x)	Total number of shares and voting rights on the date on which the General Shareholders’ Meeting is called; and

(xi)	The forms that will have to be used for distance voting and granting of representation.

Furthermore, the following reports will be published on the Company's corporate web page:

(i)	Reports on the functioning of the Audit Committee and the Appointments and Remuneration Committee corresponding to fiscal year 2024;

(ii)	Report on the related-party transactions corresponding to fiscal year 2024 issued by the Audit Committee; and

(iii)	Report on the independence of the Company's external auditors corresponding to fiscal year 2024 issued by the Audit Committee.

Additionally, pursuant to the provisions of articles 197, 272 and 520 of the Capital Companies Act (Ley de Sociedades de Capital), article 39 of the Regulations of the Board of Directors and article 9 of the Regulations of the General Shareholders' Meeting, the shareholders may request in writing that the Board of Directors, from the date of the publication of the notice of the call until the fifth day before the date when the General Shareholders' Meeting is to be held, or verbally while the meeting is being held, provide any information and clarifications that they may deem necessary, or raise any questions that they deem pertinent regarding the items included in the agenda. Furthermore, shareholders may request, within the same deadline and in the same form, any information or clarifications or raise any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders' Meeting (June 14, 2024) and concerning the auditor's report. Those shareholders (or their proxy representatives) who attend the General Shareholders' Meeting by telematic means may exercise this information right under the terms set forth in the corresponding section of this notice.

Shareholders' Electronic Forum

Pursuant to the provisions of article 539 of the Capital Companies Act (Ley de Sociedades de Capital), on occasion of the call of the General Shareholders' Meeting and until 8:30 a.m. CET of the same day it is held on first call, the Company has enabled the Shareholders' Electronic Forum on the Company's corporate web page (www.grifols.com). The operating rules and the form that the shareholders must fill in in order to participate in said Forum are available on the Company's corporate web page.

Right to attend

All shareholders of the Company will have the right to attend the General Shareholders' Meeting, provided that their shares are registered under their name in the corresponding accounting registry at least five days prior to the day on which the General Shareholders' Meeting is to be held.

In order to exercise the right to attend, the shareholder must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry.

Any shareholder having the right to attend may be represented by another person, even if such person is not a shareholder. The representation shall be conferred on a special basis for this specific General Shareholders' Meeting, in writing or via any distance means of communication as set forth below.

Those shareholders or proxy representatives that wish to attend to the General Shareholders' Meeting by telematic means must follow the instructions set forth further below.

Right to vote and distance voting

Shareholders may cast their vote regarding the proposals included on the agenda through the following distance means of communication:

(a)	by means of postal correspondence, by sending the attendance, delegation and distance voting card, duly signed and with an indication of the direction of their vote, to the following address: Grifols, S.A. (re: General Shareholders' Meeting), Parque Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158, 08174, Sant Cugat del Vallès, Barcelona, Spain; and

(b)	by means of electronic communication, through the Company's corporate web page (www.grifols.com), provided that the security of the electronic communication is ensured, and the electronic document through which the vote is casted includes a qualified electronic signature, pursuant to the provisions of the Regulation (EU) No 910/2014 of 23 July, or is considered valid by the Board of Directors as it fulfils the adequate guarantees on authenticity and identity of the voting shareholder.

Likewise, the shareholders entitled to attend may confer their representation, specifically for this General Shareholders' Meeting, by the following distance means of communication:

(a)	by means of postal correspondence, by sending the relevant card duly signed, including name and identity card of the shareholder being represented, to the following address: Grifols, S.A. (re: General Shareholders' Meeting), Parque Empresarial Can Sant Joan, Avinguda de la Generalitat, 152-158, 08174, Sant Cugat del Vallès, Barcelona, Spain; and

(b)	by means of electronic communication, through the Company's corporate web page (www.grifols.com), provided that the security of electronic communications is ensured and that the electronic document through which the representation is formalized includes a qualified electronic signature, pursuant to the provisions of the Regulation (EU) No 910/2014 of 23 July, or is considered valid by the Board of Directors as it fulfils the guarantees on authenticity and identity of the voting shareholder conferring their representation.

The shareholders who confer their representation by means of distance communication must notify the appointed proxy representative of the representation conferred. When the representation is conferred to a Board Member and/or the Secretary and/or the Vice Secretary of the Company, such communication will be deemed to be made upon receipt by the Company of the distance delegation.

Distance delegations must be accepted by the proxy, not being able to join otherwise. For this purpose, all distance delegations in favor of individuals different than the Company's Board Members and/or Secretary and/or Vice Secretary must be printed out, signed and submitted by the proxy representatives who physically attend the General Shareholders' Meeting, together with an identity document, to the personnel in charge of the shareholders' registry on the date and place where the General Shareholders' Meeting is to be held, within the hour immediately prior to its scheduled start.

Moreover, the delegation card duly completed and signed may also be submitted by the proxy representative physically attending the Meeting, together with an identity document, to the personnel in charge of the shareholders' registry, on the date and place where the General Shareholders' Meeting is to be held, within the hour immediately preceding its scheduled start.

In order to be valid, both the vote and the distance delegation must be received by the Company at least before midnight (24:00) on the day prior to the date that the General Shareholders' Meeting is scheduled at its first call or second call, whichever is applicable.

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and delegation for technical or security reasons. The Company further reserves the right to request such additional identification from the shareholders as may be deemed convenient in order to ensure the identity of those attending the meeting, the authenticity of the vote or the delegation and, in general, the legal certainty of the General

Shareholders’ Meeting being held.

The Company will not be liable for damages that may be caused to shareholders due to the lack of availability and effective operation of its corporate web page and of the services or contents provided through such web page as a result of any failure, overload, line failure, connection fault or similar events not attributable to the Company that may impede the use of the electronic voting or delegation systems.

Computer applications for casting the vote and the delegation through electronic means will be operative from the day the call is published at 00:00:01 hours CET until June 4, 2025 at 23:59:59 hours CET.

Attendance to the General Shareholders' Meeting by telematic means

Notwithstanding the provisions set forth above and in accordance with article 182 of the Capital Companies Act (Ley de Sociedades de Capital) and article 16 of the Company's Articles of Association, the shareholders and their proxy representatives may attend the General Shareholders' Meeting by telematic means.

1.	Registration, accreditation and attendance:

In order to enable the proper management of the online attendance systems, the shareholder or proxy representative wishing to attend the General Shareholders' Meeting by telematic means must:

(a)	Register on the Online Attendance Platform enabled to such effect on the Company's corporate web page (www.grifols.com), providing proof of identity (and, where applicable, their representation) from May 30, 2025 at 00:00:01 hours CET until the day in which the General Shareholders' Meeting is to be held (i.e. June 4, 2025, on first call and if applicable, on the following day, June 5, 2025, on second call) at 11:00:00 hours CET through any of the following means: (i) Electronic National Identity Card; (ii) a qualified certificate for electronic signature valid and in force, in accordance with the Regulation (EU) No 910/2014 of 23 July, and issued by the Spanish Public Certification Authority (CERES) that answers to the Spanish National Mint (Fábrica Nacional de Moneda y Timbre); or (iii) by attaching a photocopy of his/her National Identity Card or a similar document providing his/her identity (Passport or NIE) in pdf format. In this latter case, once the proof of identity has been approved by the Company, the duly registered shareholder or proxy representative will receive a username and a password to access the General Shareholders' Meeting by telematic means.

At the time of registration it is essential to provide proof of the status of shareholder, and, if appropriate, proxy representative, by attaching to the corresponding form a pdf copy of the duly signed attendance card issued by the participating entity of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (Iberclear) where the shareholder's shares are deposited.

Moreover, the shareholder that is a legal entity shall also attach to the corresponding form a pdf copy of the documents that prove the representative authorities of the natural person that represents it. In addition, the shareholder's proxy representative shall attach a copy of the document in which the representation is granted.

Any registration made outside the deadlines indicated above or which does not comply with the accreditation requirements referred to in this section (a) will not be accepted.

The Company reserves the right to request from the shareholders and/or its proxy representatives any additional proofs of identification it considers necessary to verify their status as shareholders or the sufficiency of the powers of representation granted.

(b)	Once the shareholder or its proxy representative is duly registered in accordance with section (a) above, he/she shall connect as an attendee by accessing the Online Attendance Platform enabled to such effect on the Company's corporate web page (www.grifols.com), on the day in which the General Shareholders' Meeting is to be held (i.e. June 4, 2025, on first call and if applicable, on the following day, June 5, 2025, on second call) between 10:00 and 12:00 hours CET, using the means indicated in the first paragraph of section (a) above. Once the Meeting has begun, only the shareholders and proxy representatives who have logged on the date and within the times indicated above will be able to vote and/or participate.

2.	Exercise of the rights of intervention, information and proposal:

The shareholders or their proxy representatives who, in exercise of their rights, wish to participate at the Meeting by telematic means and, if necessary, request information or clarifications regarding the items included on the agenda, the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders' Meeting or the auditor's report, or make proposals as permitted by Law, must submit their requests or proposals in writing by sending an electronic communication with their intervention (or attaching their written intervention) through the Online Attendance Platform enabled on the Company's web page. These rights may be exercised from the moment the shareholders or their proxy representatives are connected to the General Shareholders' Meeting via telematic means and until the closing of the period of interventions, which will be duly indicated during the course of the General Shareholders' Meeting.

The attendee to the Meeting by telematic means who wishes to have his/her intervention expressly included in the minutes of the General Shareholders' Meeting must state this clearly and expressly within his/her written communication.

The interventions of the attendees to the Meeting by telematic means can be verbally answered during the General Shareholders' Meeting or in writing within seven days thereafter, all in accordance with the provisions of the Capital Companies Act (Ley de Sociedades de Capital).

3.	Voting:

Votes may be cast by telematic means on the proposals relating to the items included on the agenda using the form available on the Online Attendance Platform enabled for this purpose on the Company's web page (www.grifols.com) from the time of their connection as attendees via telematic means on the date of the General Shareholders' Meeting indicated in section 1.(b) above, and until the moment the voting process on the proposed resolutions is concluded during the General Shareholders' Meeting, which will be indicated in due course during the General Shareholders' Meeting.

With regard to the proposed resolutions on those matters not included on the agenda that have been presented in the legally admissible cases, those attending by telematic means may cast their vote through the form available on the Online Attendance Platform enabled for this purpose on the web page (www.grifols.com) from the moment these proposals are read out for voting and until the moment the voting process is concluded during the General Shareholders' Meeting.

The rules on the computation of votes set out in the Articles of Association and in the Regulations of the General Shareholders' Meeting shall apply to the voting by telematic means.

4.	Other issues:

The shareholders or their proxy representatives who attend the General Shareholders' Meeting by telematic means and who wish to expressly state that they are abandoning the General Shareholders' Meeting so that their vote will not be counted, must do so by sending an electronic communication through the available link enabled for this purpose on the Online Attendance Platform on the Company's web page (www.grifols.com). Once such express desire to abandon the meeting has been communicated, all subsequent actions made by telematic means will be deemed as not having been carried out.

The attendance by telematic means of the shareholder or his/her proxy representative will render void any vote or delegation previously made by any other procedure established by the Company.

It is the exclusively responsibility of the shareholder or his/her proxy representative to maintain the passwords or any identification means required to access and use the Online Attendance Platform. In the case of a legal entity, it must notify any modification or revocation of the powers held by its representative and, therefore, the Company declines any responsibility until such notification takes place.

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for the attendance to the General Shareholders' Meeting by telematic means when technical or security reasons so require or impose it. The Company will not be liable for damages that may be caused to shareholders as a result of any failure, overload, line failure, connection fault or similar events not attributable to the Company that may impede the use of the attendance systems to the General Shareholders' Meeting. Therefore, such circumstances will not constitute an illegitimate deprivation of the shareholders' rights. Should any of the circumstances envisaged in this section occur, the shareholders will be informed of this as soon as possible through the Company's web page.

The rules for attendance at the General Shareholders' Meeting by telematic means adopted by the Board of Directors are available for the shareholders consultation on the Company's web page at www.grifols.com.

Participation of a Notary at the Meeting

The Board of Directors has resolved to request the presence of a Notary Public in order to draw up the minutes of the General Shareholders' Meeting, pursuant to the provisions of article 203 of the Capital Companies Act (Ley de Sociedades de Capital).

Personal Data

According to the applicable personal data protection laws, the shareholders and, if applicable, their proxy representatives, are hereby informed that any personal data provided by them to the Company for the purposes of exercising their rights of information, participation, attendance, representation and vote in the General Shareholders' Meeting, either physically or by telematic means, or the personal data provided for such purposes both by banking entities or securities brokerages and dealers at which such shareholders have placed their shares in custody and the entity legally qualified to record book entries (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. – Iberclear) shall be processed by the Company, as data controller, with the aim to manage the development, compliance and control of the existing shareholding structure, as well as the call, holding, attendance and development of the General Shareholders' Meeting.

Banking entities, securities brokerages and dealers, and Iberclear may provide the Company with the list of shareholders containing the following personal data: first and last name, personal identification or passport number and address. Furthermore, the shareholders represented at the General Shareholders' Meeting may provide the Company with the first and last name, personal identification and passport number of their proxy representatives, unless the designated proxy representatives are the Board Members, the Secretary and/or Vice Secretary of the Company. The submission of personal data to the Company will strictly comply with the relevant applicable laws.

The legal basis for the processing of personal data described here above is the appropriate execution of the relationship with shareholders and the compliance with legal duties. The personal data shall be kept for as long as it will be necessary for the Company to comply with its legal duties, or for as long as liabilities may arise from the relationship with the shareholder. Shareholders' personal data and, as the case may be, of their proxy representatives, will not be communicated to third parties different than the service providers that manage the General Shareholders' Meeting unless it is required to comply with a legal mandate.

The shareholders or, if applicable, their proxy representatives, may with respect to their own data and in the terms set forth in the law:

(a)	access them at the Company's files (right to access),

(b)	request their amendment when they are inaccurate (right to rectification),

(c)	request that they are not processed (right to object),

(d)	request their erasure (right to erasure),

(e)	request the restriction of processing when accuracy of the personal data is contested by the data subject and this is being verified, the processing is unlawful and the data subject opposes the erasure of the personal data, and the Company no longer needs the personal data for the purposes of the processing, but they are required by the data subject for the establishment, exercise or defence of legal claims (right to restriction of processing),

(f)	receive in electronic format the personal data directly provided to the Company and transmit these to third parties (right to data portability), and

(g)	withdraw the consent given.

In order to exercise said rights shareholders and, if applicable, the proxy representatives must send their request together with a copy of their identity card, passport or other legal document that proves their identity to privacy@grifols.com indicating as reference "General Shareholders' Meeting". In any case, the shareholders and, if applicable, the proxy representatives may exercise their reclamation right before the Spanish Data Protection Agency (www.aepd.es) or any other data protection authority.

The development of the General Shareholders' Meeting will be subject to online retransmission for the shareholders or their proxy representatives to facilitate its monitoring and photographs will be taken to internally document the act. By accessing the site where the General Shareholders' Meeting is held, the attendee accepts that his/her image and voice may be captured for the mentioned purposes.

For any matter related to the processing of the personal data you may contact the Company's data protection officer at dpo@grifols.com.

Expected date of the General Shareholders’ Meeting

THE SHAREHOLDERS ARE INFORMED THAT THE GENERAL SHAREHOLDERS' MEETING WILL FORESEEABLY BE HELD ON SECOND CALL ON JUNE 5, 2025 AT 12:00 HOURS CET, AT THE PLACE FIRST WRITTEN ABOVE.

Attendance cards

The shareholders are reminded that in order to exercise their right of attendance to the General Shareholders' Meeting they must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry. These attendance cards will have to detail, as applicable, the number of shares of each class (Class A or Class B shares) held by the shareholders. The entities in charge of the accounting registries may also issue to the shareholders two separate cards, that is, one for Class A shares and another for Class B shares held by each shareholder, as the case may be.

Transport

On June 5, 2025 the shareholders will have at their disposal a free shuttle service between the station of Sant Joan (Vallès line of the Catalan Railway Network – FGC) and the Company's offices where the General Shareholders' Meeting is to be held, running from 11:15 a.m. to 11:45 a.m. CET from the station, and from 13:15 p.m. CET from the Company's offices.

Barcelona, May 2, 2025

The Secretary to the Board of Directors

Ms. Núria Martín Barnés

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 2, 2025